

July 13, 2011

Via E-mail
Mr. Mark R. Bachmann
Chief Financial Officer
Zep Inc.
1310 Seaboard Industrial Boulevard
Atlanta, Georgia 30318

> **RE: Zep, Inc.**
> **Form 10-K for the Fiscal Year Ended August 31, 2010**
> **Filed November 8, 2010**
> **Form 10-Q for Fiscal Quarter ended May 31, 2011**
> **Filed July 7, 2011**
> **File No. 1-33633**

Dear Mr. Bachmann:

We have reviewed your response letter dated July 6, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2010

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

MD&A

General, page 23

2. We note your response to prior comment 2. In a similar manner to your disclosures regarding customer-related shipping and handling costs, please disclose the amount of other distribution costs included in the selling, distribution, and administrative expenses line item.

Financial Statements

Notes to the Financial Statements

Note 2 - Summary of Significant Accounting Policies

Goodwill and Identifiable Intangible Assets, page 53

3. We note your response to prior comment 5. Please help us further understand how you arrived at the appropriate amortization periods for the customer relationships intangible assets recorded in connection with your acquisition of Amrep, Inc. and the North American operations of Waterbury Companies, Inc. Please specifically address the following in your explanation:

    • Please provide us with the historical data as well as a summary of the attrition rate calculations used to arrive at the estimated useful lives of the customer relationships intangible assets. Please tell us your basis for any significant estimates and assumptions used in the calculations;

    • The customer attrition rates used in your analysis were determined based on the historical experience of the acquired companies over the prior four-year period. Please help us understand how you determined that this was a sufficient length of time to use as a basis for this analysis. Please also tell us what consideration you gave to using your own historical experience with similar customers, if any, over a longer period of time in evaluating the appropriateness of these amortization periods;

    • The customer relationship intangible assets recorded in connection with your acquisition of the North American operations of Waterbury Companies, Inc. are being amortized over a period ranging from 8 to 22 years. Please provide us with a breakdown of the total amount of assets recorded by amortization period. Please also tell us how you arrived at this range of useful lives based on the attrition rates; and

    • Your response indicates that there is customer attrition every year. In light of this, it appears that you would attain greater benefit from an acquired customer base in earlier versus later periods after acquisition. Please tell us what consideration you gave as to when greater benefits would be realized from the acquired customer bases in determining the appropriate accounting for the customer relationships intangible assets. For example, consideration of this factor could lead to a shorter period of amortization or lead to the use of an accelerated method of amortization.   We also remind you that sales in later periods may be more attributed to your ongoing sales efforts.

Note 3 – Acquisitions, page 58

4. We note your response to prior comment 7. Please tell us what consideration you gave to providing the remaining disclosures required by ASC 805-10-50, ASC 805-20-50, and ASC 805-30-50 for your acquisition of Amrep, Inc. and the North American operations of Waterbury Companies, Inc. Your disclosures should include the following:
   - The amount of acquisition-related costs. Refer to ASC 805-10-50-2(e) and (f) as well as ASC 805-10-55-41;
   - The amount recognized as of the acquisition date related to contingent consideration arrangements. Refer to ASC 805-30-50-1(c)(1); and
   - The amounts recognized as of the acquisition date for each major class of assets.

Note 8 - Commitments and Contingencies, page 70

5. We note your response to prior comments 9 and 10. Please address the following:
   - We encourage you to use the terminology in ASC 450 in your disclosures of contingencies. As previously requested, please refer to the amount accrued rather than the amount reserved. Refer to ASC 450-20-50-1;
   - For the matter at Seaboard Industrial Boulevard, you determined that you could expend an amount ranging up to $10.0 million. In a similar manner for the matter at the Amrep Marrietta site, you determined that you could expend an amount ranging up to $18.0 million. Please revise your disclosure to clarify, if true, that these amounts represent the total loss which is reasonably possible; and
   - In regards to the litigation regarding the compliance with the California Labor Code, you decided to attempt to reduce your potential exposure to the claims asserted by the lawsuit by developing new employment policies for the employees who are members of the putative class and by offering settlements to the members of the putative class who are currently employed by the company. In light of these developments in the third quarter of 2011, please help us better understand why you would not be able to estimate the amount of loss that is probable or the amount or range of reasonably possible losses.

Form 10-Q for the Fiscal Quarter Ended May 31, 2011

General

6. Please address the above comments in your interim filings as well, as applicable.

Note 1. Description of Business and Basis of Presentation

Basis of Presentation, page 6

7. During the third quarter of fiscal year 2011, you recorded an out-of-period adjustment to correct the improper accrual of certain compensation-related expenses that accumulated ratably over a three-year period. Please address the following:
- Please tell us the nature of the correction, including your accounting before and after the correction;
- Please provide us with a summary of the correction, which clearly shows each period that was impacted by the correction, the amounts previously reported for each period, the adjustment amounts for each period, and the revised amounts for each period;
- Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N;
- Please tell us what consideration you gave as to whether an Item 4.02 Form 8-K should be filed; and
- Please tell us what impact these errors had on your previous conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

Note 2. Acquisitions

Waterbury Companies, Inc., page 7

8. We note your response to prior comment 12. Please provide us with the computations used in your significance tests. In doing so, please also tell us how you considered any contingent consideration associated with this acquisition in your computations.

9. You acquired legal title to certain of the equipment used by Waterbury Companies, Inc. to manufacture products for you on the Waterbury Closing Date. However, as of May 31, 2011, you have not yet taken physical possession of the majority of these assets. Please tell us the facts and circumstances that have caused you not to take physical possession of the majority of these assets given that the acquisition took place in September 2010. Please tell us when you anticipate taking physical possession of these assets. Please also tell us the amount of these assets based on your preliminary purchase price allocation.

MD&A

Liquidity and Capital Resources, page 14

10. We note your response to prior comment 13. Please further expand your disclosures to discuss significant changes in your actual and expected sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief